Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-184744-07

Final Term Sheet

Invesco Finance PLC

4.000% Senior Notes due 2024

5.375% Senior Notes due 2043

November 6, 2013

Issuer:	Invesco Finance PLC

Guarantor:	Invesco Ltd.

Expected Ratings/Outlook:	A3/Stable (Moody’s) / A-/Positive (S&P) / A-/Stable (Fitch)

Title of the Series:	4.000% Senior Notes due January 30, 2024	5.375% Senior Notes due November 30, 2043

Size:	$600,000,000 aggregate principal amount	$400,000,000 aggregate principal amount

Trade Date:	November 6, 2013	November 6, 2013

Settlement Date:	November 12, 2013 (T+3)	November 12, 2013 (T+3)

Maturity:	January 30, 2024	November 30, 2043

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000	$2,000 and multiples of $1,000 in excess of $2,000

Coupon (Interest Rate):	4.000%	5.375%

Yield to Maturity:	4.085%	5.491%

Spread to Benchmark Treasury:	T+145 bps	T+170 bps

Benchmark Treasury:	2.500% due August 15, 2023	2.875% due May 15, 2043

Benchmark Treasury Price and Yield:	98-27 / 2.635%	83-26 / 3.791%

Interest Payment Dates:	July 30 and January 30, commencing July 30, 2014 (long first coupon), subject to following business day convention	May 30 and November 30, commencing May 30, 2014 (long first coupon), subject to following business day convention

Redemption Provision:	T+20 bps	T+25 bps

Price to Public:	99.284%	98.298%

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	Citigroup Global Markets Inc.	Citigroup Global Markets Inc.
	Morgan Stanley & Co. LLC	Morgan Stanley & Co. LLC

Co-Managers:	BNY Mellon Capital Markets, LLC	BNY Mellon Capital Markets, LLC
	HSBC Securities (USA) Inc.	HSBC Securities (USA) Inc.
	J.P. Morgan Securities LLC	J.P. Morgan Securities LLC
	SunTrust Robinson Humphrey, Inc.	SunTrust Robinson Humphrey, Inc.
	TD Securities (USA) LLC	TD Securities (USA) LLC
	Wells Fargo Securities, LLC	Wells Fargo Securities, LLC

CUSIP:	46132FAB6	46132FAC4

ISIN:	US46132FAB67	US46132FAC41

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com, calling Citigroup Global Markets Inc. at 1-800-831-9146 or calling Morgan Stanley & Co. LLC at 1-866-718-1649.